December 8, 2017

United States Securities and Exchange Commission

Office of Manufacturing and Construction
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Pamela Long, Assistant Director

Re:                             Boulevard Acquisition Corp II Cayman Holding Company
Acceleration Request for Registration Statement on Form F-4
File No. 333-220428

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Boulevard Acquisition Corp II Cayman Holding Company (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Friday, December 8, 2017, at 2:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, LLP, by calling Joseph A. Herz at (212) 801-6926.

[Signature page follows]

Sincerely,

BOULEVARD ACQUISITION CORP II CAYMAN HOLDING COMPANY

By:	/s/ David Phillips
Name:	David Phillips
Title:	Chief Executive Officer, Chief Financial Officer and Director

cc:                                Alan I. Annex, Esq.

Joseph A. Herz, Esq.

[Signature Page to Acceleration Request]